Exhibit 99.6

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto announces senior management appointments
15 October 2009
Rio Tinto today announced a number of senior management appointments and changes to its organisational structure, effective from 1 November 2009.
These include the re-instatement of the Diamonds and Minerals product group alongside the Iron Ore, Copper, Aluminium and Energy product groups. This reflects Rio Tinto’s corporate strategy of investing in and operating large, long term, cost competitive mines and businesses, driven not by choice of commodity but by the quality of each opportunity.
Chief executive Tom Albanese said: “These changes are designed to strengthen my team and develop the next generation of Rio Tinto leaders. We are in a long term business and management development is an important priority. Two of our five product group heads will now be based in Australia, reflecting the importance of our base there, with two in London and one in Montreal.”
These changes will result in an expanded Executive Committee with three new appointments. They are Doug Ritchie, who becomes chief executive of Rio Tinto Energy, based in Brisbane; Andrew Harding, who becomes chief executive of Rio Tinto Copper, based in London; and Harry Kenyon-Slaney, who becomes chief executive of Rio Tinto Diamonds and Minerals, also based in London.
Bret Clayton moves to the new role of group executive, Business Support and Operations, from the Copper and Diamonds product group, where he was chief executive. His responsibilities include a number of business support, evaluation and assurance functions, together with management of the downstream aluminium assets which are scheduled for divestment. He will continue to be based in London.
Preston Chiaro becomes group executive, Technology and Innovation, based in Salt Lake City, having been chief executive of the Energy and Minerals product group. He replaces Grant Thorne who is to become a special adviser to Rio Tinto before retiring after 34 years with the group.
Other executive positions are largely unchanged. Guy Elliott remains chief financial officer, based in London. Sam Walsh remains chief executive of Rio Tinto Iron Ore, based in Perth, and his remit will also now include responsibility for the Australian corporate office. Jacynthe Côté remains chief executive of Rio Tinto Alcan, based in Montreal. Hugo Bague remains group executive, People and Organisation, and Debra Valentine remains group executive, Legal and External Affairs, both based in London.
Cont.../

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	Tony Shaffer
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7920 041 003	Mobile: +1 202 256 3667
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs and media pack available at:
http://www.riotinto.com/media/press_kit.asp